SEC File Number:	0-17017
CUSIP Number:	24702R 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Dell Inc.

Full Name of Registrant
N/A

Former Name if Applicable
One Dell Way

Address of Principal Executive Office (Street and Number)
Round Rock, Texas 78682

City, State and Zip Code
PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Dell Inc. could not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010 (the “Form 10-Q”) without unreasonable effort or expense by the due date of June 9, 2010 as a result of recent developments in the previously reported investigation by the Securities and Exchange Commission (the “SEC investigation”). Dell required additional time to prepare the related disclosures required in its Form 10-Q as a result of developments in its ongoing discussions with the SEC staff regarding a potential settlement of the SEC investigation.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Thomas W. Sweet	512	728-8092
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III of this form is incorporated in this Part IV by reference. Dell previously reported financial results for its fiscal quarter ended April 30, 2010 in a press release (the “earnings release”) furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on May 20, 2010. Those preliminary results reflected revenue of $14.9 billion, operating income of $619 million, net income of $441 million and earnings per share of approximately $0.22. For the corresponding prior year period, Dell reported revenue of $12.3 billion, operating income of $414 million, net income of $290 million and earnings per share of approximately $0.15.

As a result of ongoing discussions with the SEC staff, Dell has revised the financial results that were reported in the earnings release to record a $100 million liability for the potential settlement of the SEC investigation. As a result of the liability recorded, Dell’s operating income for the fiscal quarter ended April 30, 2010 has been reduced by $100 million from the amount previously reported in the earnings release to $519 million, Dell’s net income has been reduced by $100 million from the amount previously reported in the earnings release to $341 million, and Dell’s earnings per share have been reduced by $0.05 from the amount previously reported in the earnings release to $0.17.
Dell Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 10, 2010	By:	/s/ THOMAS W. SWEET

Thomas W. Sweet
Vice President, Corporate Finance and Chief Accounting Officer